UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Offering of Notes

On February 9, 2021, MakeMyTrip Limited (the “Company”) closed the previously announced offering of $230 million in aggregate principal amount of 0.00% convertible senior notes due 2028 (the “Notes”) to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, including $30 million in aggregate principal amount of the Notes issued pursuant to the full exercise of the initial purchasers’ option to purchase additional Notes.

Indenture

The Notes were issued pursuant to an indenture, dated February 9, 2021 (the “Indenture”), between the Company and The Bank of New York Mellon, as trustee.

The Notes are convertible based upon an initial conversion rate of 25.8035 of the Company’s ordinary shares, par value $0.0005 per share (the “ordinary shares”) per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $38.75 per ordinary share). The Notes will mature on February 15, 2028, unless earlier repurchased, redeemed or converted. The Notes will be convertible into ordinary shares, at the option of the holders, in integral multiples of $1,000 principal amount, at any time prior to the close of business on the second business day preceding February 15, 2028.

The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest (as defined in the Indenture), if any. In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following the Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes “in connection with” such make-whole fundamental change or a notice of tax redemption, as the case may be.

The Company may, at its option, redeem the Notes, in whole but not in part, following the occurrence certain tax law changes (as defined in the Indenture) at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date (unless the redemption date falls after a special interest record date but on or prior to the special interest payment date to which such special interest record date relates, in which case the Company will instead pay the full amount of accrued and unpaid special interest, if any, to the holder of record as of the close of business on such special interest record date, and the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed).

Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes on February 15, 2024 and February 15, 2026 (each, a “repurchase date”) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the relevant repurchase date. Upon the occurrence of a fundamental change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the entire principal amount of all the Notes plus accrued special interest, if any, to be immediately due and payable.

The Notes are general unsecured obligations of the Company. The Notes rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes, rank equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all indebtedness and other liabilities of the Company’s subsidiaries.

The net proceeds from the sale of the Notes were approximately $223.7 million, after deducting the initial purchasers’ discounts and the estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for working capital and other general corporate purposes.

A copy of the indenture dated February 9, 2021 by and between the Company and The Bank of New York Mellon in respect of the Notes is attached hereto as Exhibit 99.1.

Exhibit

99.1	Indenture dated February 9, 2021 by and between MakeMyTrip Limited and The Bank of New York Mellon, as trustee, for the 0.00% Convertible Senior Notes due 2028.

EXHIBIT INDEX

99.1	Indenture dated February 9, 2021 by and between MakeMyTrip Limited and The Bank of New York Mellon, as trustee, for the 0.00% Convertible Senior Notes due 2028.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2021

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Executive Chairman